

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

July 28, 2005

via facsimile and U.S. Mail

Mr. D. Frank Harrison
Chief Executive Officer
Bronco Drilling Company, Inc.
14313 North May Avenue, Suite 100
Oklahoma City, Oklahoma 73134

> Re: **Bronco Drilling Company, Inc.**
> **Amendment #1 to Form S-1**
> **Filed July 14, 2005**
> **File No. 333-125405**

Dear Mr. Harrison:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We note your response to prior comment 2. However, you have not yet filed all applicable exhibits. As such, we reissue prior comment 2 as it relates to your filing of all required exhibits, including the opinion of counsel regarding legality and the executed agreement between the company and Gulfport dated April 1, 2005. In that regard, we note you have filed a Form of Agreement.

2. We note your response to prior comment 3. However, your revisions have not materially changed the sentence to which referred in our prior comment. As such, we reissue prior comment 3 as it relates to the information included in the fifth sentence on page i. Please revise accordingly.

3. We note your reference on the prospectus cover page to "Joint Book-Running Managers." However, this information is not required by Item 501 of Regulation S-K, is not material to an investment decision and is more appropriate under the heading "Plan of Distribution." In the alternative, you may include this reference on the back cover page of the prospectus. Please revise accordingly.

Overview, page 1

4. We note your response to prior comment 6. In regards to the chart available for a "cash fee," you should not include references to reports or studies that are not available free of charge or for a nominal fee. As such, provide us with objective, supplemental support that meets this criteria or remove the information from your registration statement.

Competitive Strengths, page 4

5. We note your changes in response to prior comment 7. Relocate the information added on page 8 in the section entitled "Risk Factors" to follow the "Competitive Strengths" section to provide more balanced disclosure.

Management's Discussion and Analysis of Financial Condition..., page 30

Management's Discussion and Analysis, page 30

6. We note your disclosure stating that you "...earn a fixed amount of revenue based on the mobilization rate stated in the contract" during mobilization, and that you begin earning your contracted daywork rate when you begin drilling the well. However, your disclosure on page F-6 states that mobilization revenues and costs are "deferred and recognized over the term of the related drilling contract."

It would be helpful for you to further clarify whether this term encompasses periods of mobilization when you are not drilling. If so, please further define the period of deferral, relative to the incurrence of mobilization costs, and the recognition of revenues, whether characterized as mobilization or drilling.

It should be clear whether you are recognizing mobilization revenues prior to the commencement of drilling activities, and whether different policies are applied during periods of mobilization under your daywork and footage contracts. If this is the case, provide us with a thorough discussion of your rationale.

Liquidity and Capital Resources, page 37

7. We note your changes in response to prior comment 25. Further expand your disclosure on page 38 to state whether you are currently in compliance with these "customary financial and negative covenants."

8. We refer you to the carryover paragraph from page 38 to 39. If material, briefly identify, or provide a cross-reference to, the "limited exceptions" to which you refer.

Business, page 42

Facilities, page 57

9. We note your changes in response to prior comment 31. If material, include the costs of the leases included in the bulleted list on page 58.

Governmental Regulation, page 58

10. We note your response to prior comment 32. However, your current disclosure does not state the costs involved in obtaining permits, the expiration dates of those permits, and whether you are in substantial compliance with all environmental regulations. In that regard, we note your statement that you "may require the acquisition of permits before drilling commences." However, such disclosure is not tailored to your particular circumstances. You should briefly describe each regulation to which you are subject and the impact on your operations. Therefore, we reissue prior comment 32 in its entirety.

Management, page 60

11. We note your biographical sketches for Messrs. Thompson and Lancaster. Revise these sketches to provide their business experience for the past five years, without gaps or ambiguities, and include date ranges.

Underwriting, page 72

12.   We note your response to prior comment 37. Include the information in your response letter in your amended registration statement.

Financial Statements

Revenue Recognition, page F-6

13.   We have read the disclosure revisions you made in response to prior comment 44, clarifying that in calculating the percentage of completion you include mobilization costs incurred prior to the commencement of drilling, although you also state that revenues and costs are recognized "…proportionately over the time it takes to drill the well."

The policy you describe would seem to result in disproportionate levels of revenues and costs recognized in the early stages of drilling, relative to a measure based on drilling time alone. Under paragraph 50 of SOP 81-1, costs incurred in the early stages of a contract should ordinarily be disregarded in computing the percentage of completion when the costs do not relate to contract performance. Given that you are contracting to provide drilling services, mobilization costs would seem to fall into this category.

Please submit a schedule comparing the revenues and costs recognized in each period for all contract drilling services involving mobilization, segregated by daywork and footage contracts, with those that would have resulted had you excluded mobilization costs in calculating your percentage of completion, and limited recognition of revenue to periods of actual drilling, for each period presented. Reconcile the totals in your schedule to the corresponding amounts shown in your financial statements.

Closing Comments

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in

Mr. D. Frank Harrison
Bronco Drilling Company, Inc.
July 28, 2005
Page 5

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yong Choi at (202) 551-3758, or Karl Hiller at (202) 551-3686, if you have any questions regarding comments on the financial statements and related matters. Please contact Melinda Kramer at (202) 551-3726 or Tangela Richter, Branch Chief, at (202) 551-3685 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Alex Frutos, Esq.
        Akin Gump Strauss Hauer & Feld LLP

        Melinda Kramer
        Tangela Richter
        Yong Choi
        Karl Hiller